================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                    FORM 11-K


     (Mark One)
 / X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1994  Commission file number 1-9553

                                        OR

/    /   Transition Report Pursuant to Section 15(d) of the Securities Exchange
         Act of 1934





                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                           ______________________________

                             (Full title of the plan)






                                   VIACOM INC.
     _______________________________________________________________________

          (Name of issuer of the securities held pursuant to the plan)




                                  1515 Broadway
                            New York, New York  10036
                ________________________________________________
                    (Address of principal executive offices)


================================================================================

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN



                                      INDEX

                                                                                       Page
                                                                                       ----
     (a)   Financial Statements
              Reports of Independent Accountants/Auditors.......................    F-2 - F-3
              Statement of Net Assets Available for Benefits,
                 with Fund Information-December 31, 1994 and 1993...............    F-4 - F-5
              Statement of Changes In Net Assets Available for
                 Benefits, with Fund Information-Years Ended
                 December 31, 1994 and 1993.....................................    F-6 -  F-7
              Notes to Financial Statements.....................................    F-8 - F-12

           Schedules
              I-  Item 27a - Schedule of Assets Held for Investment Purposes....    S-1 - S-17
              II- Item 27a - Schedule of Assets Held for Investment
                  Purposes which were both Acquired and Disposed of within
                  the Plan Year.................................................    S-18 - S-20
              III-Item 27d - Schedule of Reportable Transactions................    S-21

     (b)   Exhibits

             I - Consents of Independent Accountants/Auditors




                                  SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        PARAMOUNT COMMUNICATIONS INC.
                                        EMPLOYEES' SAVINGS PLAN


Date: June 29, 1995              By:-_________________________________
                                           Rudolph L. Hertlein
                                               Member of the
                                           Retirement Committee

                         REPORT OF INDEPENDENT ACCOUNTANTS


June 28, 1995

To the Participants and Administrator of the Paramount Communications Inc. Employees' Savings Plan

In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Paramount Communications Inc. Employees' Savings Plan at December 31, 1994, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Paramount Communications Inc. Employees' Savings Plan for the year ended December 31, 1993 were audited by other independent accountants whose report dated June 17, 1994, except for Note A the second paragraph of the Loan Provision section, as to which the date is June 28, 1995, expressed an unqualified opinion on those statements.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP
New York, New York

                       REPORT OF INDEPENDENT AUDITORS


We have audited the accompanying statement of net assets available for benefits, with fund information of Paramount Communications Inc. Employees' Savings Plan ("The Plan") as of December 31, 1993, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.




New York, New York                                            Ernst & Young LLP
June 17, 1994, except for Note A the
second paragraph of the Loan Provision
section, as to which the date is June 28, 1995.

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1994



                                              Employer Fund                                      Employee Funds
                                              -------------     ------------------------------------------------------------------
                                                                                                    Income
                                              Viacom Inc.       Viacom Inc.         Equity         Investment        Balanced
                                              Stock Fund        Stock Fund           Fund             Fund             Fund
                                              ----------        ----------           ----             ----             ----
Investments:
   Viacom Inc. Class B Common Stock           $105,838,264     $    4,286,248
   Viacom Inc. 8% Subordinated
       Exchangeable Debentures due 2006         11,308,067          1,814,256
   Viacom Inc. Contingent Value Rights           2,148,410            288,127
   Viacom Inc. Stock Warrants                        6,309
   Other                                        10,575,189          1,580,206    $52,516,408       $128,076,544      $17,574,314
   Member loans receivable
                                              -------------    --------------    ------------      -------------     ------------
                                               129,876,239          7,968,837     52,516,408        128,076,544       17,574,314

Employee contribution receivable                                                     597,014          1,172,472          250,714
Dividends and interest receivable                  543,791             87,710        432,352            564,937              103
Interfund receivables (payables), net              213,623           (201,160)       (22,179)           (77,150)          86,866

Forfeitures                                       (260,300)                                               3,249
Payables to Prentice Hall Computer
       Publishing Division Retirement Plan                                           (24,935)
Payables to brokers                             (3,271,984)                          (13,000)
                                              -------------    --------------    ------------      -------------     ------------
       Net assets available for benefits      $127,101,369     $    7,855,387    $53,485,660       $129,740,052      $17,911,997
                                              ============     ==============    ============      ============      ===========


                                                   Clearing                          Combined
                                                     Fund           Loans             Funds
                                                     ----           -----             -----
Investments:
   Viacom Inc. Class B Common Stock                                                $110,124,512
   Viacom Inc. 8% Subordinated
       Exchangeable Debentures due 2006                                              13,122,323
   Viacom Inc. Contingent Value Rights                                                2,436,537
   Viacom Inc. Stock Warrants                                                             6,309
   Other                                           $724,346                         211,047,007
   Member loans receivable                                         $13,074,397       13,074,397
                                                   ---------       ------------    -------------
                                                    724,346         13,074,397      349,811,085

Employee contribution receivable                                                      2,020,200
Dividends and interest receivable                     3,359                           1,632,252
Interfund receivables (payables), net                                                        --

Forfeitures                                         257,051                                  --
Payables to Prentice Hall Computer
       Publishing Division Retirement Plan                                              (24,935)
Payables to brokers                                (115,782)                         (3,400,766)
                                                   ---------       ------------    -------------
       Net assets available for benefits           $868,974        $13,074,397     $350,037,836
                                                   ========        ===========     ============

               See accompanying notes to the financial statements.

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION -- Restated
                                DECEMBER 31, 1993



                                              Employer Fund                                      Employee Funds
                                              -------------     -----------------------------------------------------------------
                                                                                                    Income
                                              Viacom Inc.       Viacom Inc.         Equity         Investment        Balanced
                                              Stock Fund        Stock Fund           Fund             Fund             Fund
                                              ----------        ----------           ----             ----             ----
Investments:
   Paramount Common Stock                      $60,565,151        $27,823,639
   Other                                           490,598          6,951,705       $41,705,088    $116,613,137      $7,387,699
   Member loans receivable
                                               ------------       ------------      ------------   -------------     -----------
                                                61,055,749         34,775,344        41,705,088     116,613,137       7,387,699

Contributions receivable:
   Employer                                         47,220
   Employee                                                            22,530            48,091          55,527          25,770
                                               ------------       ------------      ------------   -------------     -----------
                                                    47,220             22,530            48,091          55,527          25,770

Dividends and interest receivable                  153,629             88,735           109,264         571,844             680
Interfund receivables (payables), net              327,170         (7,040,519)        2,902,216       1,977,424       1,833,709


Forfeitures                                       (172,455)                                             (13,757)
Payable to brokers                              (1,060,120)                             (98,437)
                                               ------------       ------------      ------------   -------------     -----------

   Net assets available for benefits           $60,351,193        $27,846,090       $44,666,222    $119,204,175      $9,247,858
                                               ===========        ===========       ===========    ============      ==========


                                             Clearing                          Combined
                                               Fund           Loans             Funds
                                               ----           -----             -----
Investments:
   Paramount Common Stock                                                    $  88,388,790
   Other                                     $ 337,887                         173,486,114
   Member loans receivable                                  $12,362,790         12,362,790
                                             ---------      ------------      -------------
                                               337,887       12,362,790        274,237,694

Contributions receivable:
   Employer                                                                         47,220
   Employee                                                                        151,918
                                                                              -------------
                                                                                   199,138

Dividends and interest receivable                  850                             925,002
Interfund receivables (payables), net                                                   --


Forfeitures                                    186,212                                  --
Payable to brokers                                                              (1,158,557)
                                             ---------      ------------      -------------

   Net assets available for benefits         $ 524,949      $12,362,790       $274,203,277
                                             =========      ===========       ============



                                        F-5


               See accompanying notes to the financial statements.


                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                   INFORMATION
                          YEAR ENDED DECEMBER 31, 1994

                                              Employer Fund                                      Employee Funds
                                              -------------     -----------------------------------------------------------------
                                                                                                    Income
                                              Viacom Inc.       Viacom Inc.         Equity         Investment        Balanced
                                              Stock Fund        Stock Fund           Fund             Fund             Fund
                                              ----------        ----------           ----             ----             ----
Additions to net assets attributable to:
   Net investment income:
       Dividends on common stocks                                                   $  1,302,919
       Interest income                        $  2,616,062     $   619,421               257,576   $  6,819,357      $   559,711
       Administrative expenses
                                              ------------     ------------         -------------  -------------     ------------
                                                 2,616,062         619,421             1,560,495      6,819,357          559,711
   Net realized gain on disposition
       of investments                           28,788,780      12,869,946                                                14,143
   Unrealized depreciation of
       investments                             (17,154,769)    (11,322,993)             (939,231)                       (473,683)
   Contributions:
       Employer                                  8,705,966
       Employee                                                  3,276,670             7,975,190      9,069,481        2,450,291
   Rollovers from non-affiliated plans                             619,552             2,020,298      3,896,045        1,877,369
   Merger with Paramount Communications Inc.
       Employee Stock Ownership Plan            59,260,123
                                              ------------     ------------         -------------  -------------     ------------
               Total additions                  82,216,162       6,062,596            10,616,752     19,784,883        4,427,831

Deductions from net assets attributable to:
   Withdrawals and terminations:
       Paid in cash                            (13,735,723)                           (5,991,538)   (19,294,240)      (1,693,299)
       Paid in the Company's Common Stock         (603,385)     (4,464,643)
   Forfeitures                                  (1,166,409)                                              17,006
   Interfund transfers and loan activity, net       39,531     (21,588,656)            4,194,224     10,028,228        5,929,607
                                              ------------     ------------         -------------  -------------     ------------
               Total deductions                (15,465,986)    (26,053,299)           (1,797,314)    (9,249,006)       4,236,308

               Net additions (deductions)       66,750,176     (19,990,703)            8,819,438     10,535,877        8,664,139

Net assets available for benefits
   at beginning of year                         60,351,193      27,846,090            44,666,222    119,204,175        9,247,858
                                              ------------     ------------         -------------  -------------     ------------

Net assets available for benefits at end of
  year                                        $127,101,369      $7,855,387           $53,485,660   $129,740,052      $17,911,997
                                              ============      ==========           ===========   ============      ===========

                                                  Clearing                          Combined
                                                    Fund           Loans             Funds
                                                    ----           -----             -----
Additions to net assets attributable to:
   Net investment income:
       Dividends on common stocks                                                 $    1,302,919
       Interest income                            $   27,817     $   871,199          11,771,143
       Administrative expenses                      (833,195)                           (833,195)
                                                  -----------    ------------      --------------
                                                    (805,378)        871,199          12,240,867
   Net realized gain on disposition
       of investments                                                                 41,672,869
   Unrealized depreciation of
       investments                                                                   (29,890,676)
   Contributions:
       Employer                                                                        8,705,966
       Employee                                                                       22,771,632
   Rollovers from non-affiliated plans                                                 8,413,264
   Merger with Paramount Communications Inc.
       Employee Stock Ownership Plan                                                  59,260,123
                                                  -----------    ------------      -------------
               Total additions                      (805,378)        871,199         123,174,045

Deductions from net assets attributable to:
   Withdrawals and terminations:
       Paid in cash                                               (1,556,658)        (42,271,458)
       Paid in the Company's Common Stock                                             (5,068,028)
   Forfeitures                                     1,149,403                                  --
   Interfund transfers and loan activity, net                      1,397,066                  --
                                                  -----------    ------------      -------------
               Total deductions                    1,149,403        (159,592)        (47,339,486)

               Net additions (deductions)            344,025         711,607          75,834,559

Net assets available for benefits
   at beginning of year                              524,949      12,362,790         274,203,277
                                                  -----------    ------------      -------------
Net assets available for benefits at end of
  year                                            $  868,974     $13,074,397        $350,037,836
                                                  ==========     ===========        ============

               See accompanying notes to the financial statements.

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION -- Restated
                          YEAR ENDED DECEMBER 31, 1993

                                              Employer Fund                                      Employee Funds
                                              -------------     -----------------------------------------------------------------
                                                                                                    Income
                                              Viacom Inc.       Viacom Inc.         Equity         Investment        Balanced
                                              Stock Fund        Stock Fund           Fund             Fund             Fund
                                              ----------        ----------           ----             ----             ----
Additions to net assets attributable to:
   Net investment income:
       Dividends on Paramount Common Stock    $    594,434     $   355,606
       Dividends on common stocks                                                   $   998,781
       Interest income                               6,319           3,353               83,796    $  7,795,232      $   171,749
       Administrative expenses
                                              ------------     ------------         -----------    -------------     -----------
                                                   600,753         358,959            1,082,577       7,795,232          171,749

   Net realized gain on disposition
       of investments                              163,069       3,881,291              301,865                            4,009
   Unrealized appreciation  of investments      24,687,683      11,043,072            2,312,832                          223,143
   Contributions:
       Employer                                  8,935,308
       Employee                                                  4,582,967            6,937,898       8,779,439          897,411
   Rollovers from non-affiliated plans             699,168         315,683              823,050         989,516          410,892
                                              ------------     ------------         -----------    -------------     -----------
               Total additions                  35,085,981      20,181,972           11,458,222      17,564,187        1,707,204

Deductions from net assets attributable to:
   Withdrawals and terminations:
       Paid in cash                             (3,622,289)     (2,340,320)          (4,707,041)    (13,763,520)        (285,683)
       Paid in the Company's Common Stock       (1,195,127)     (1,109,940)
   Forfeitures                                    (976,558)                             (11,489)        (20,067)
   Interfund transfers and loan activity, net      (14,495)     (8,844,646)           2,242,290      (4,384,975)       7,826,337
                                              ------------     ------------         -----------    -------------     -----------
               Total deductions                 (5,808,469)    (12,294,906)          (2,476,240)    (18,168,562)       7,540,654
                                              ------------     ------------         -----------    -------------     -----------

               Net additions (deductions)       29,277,512       7,887,066            8,981,982        (604,375)       9,247,858

Net assets available for benefits at
   beginning of year                            31,073,681      19,959,024           35,684,240     119,808,550               --
                                              ------------     ------------         -----------    -------------     -----------

Net assets available for benefits at end of
  year                                        $ 60,351,193     $27,846,090          $44,666,222    $119,204,175      $ 9,247,858
                                              ============     ===========          ===========    ============      ===========

                                                   Clearing                          Combined
                                                     Fund           Loans             Funds
                                                     ----           -----             -----
Additions to net assets attributable to:
   Net investment income:
       Dividends on Paramount Common Stock                                         $     950,040
       Dividends on common stocks                                                        998,781
       Interest income                             $    5,997     $   771,704          8,838,150
       Administrative expenses                       (547,943)                          (547,943)
                                                   -----------    ------------     --------------
                                                     (541,946)        771,704         10,239,028

   Net realized gain on disposition
       of investments                                                                  4,350,234
   Unrealized appreciation  of investments                                            38,266,730
   Contributions:
       Employer                                                                        8,935,308
       Employee                                                                       21,197,715
   Rollovers from non-affiliated plans                (54,235)                         3,184,074
                                                   -----------    ------------     --------------
               Total additions                       (596,181)        771,704         86,173,089

Deductions from net assets attributable to:
   Withdrawals and terminations:
       Paid in cash                                                (1,086,745)       (25,805,598)
       Paid in the Company's Common Stock                                             (2,305,067)
   Forfeitures                                      1,008,114                                 --
   Interfund transfers and loan activity, net                       3,175,489                 --
                                                   -----------    ------------     --------------
               Total deductions                     1,008,114       2,088,744        (28,110,665)
                                                   -----------    ------------     --------------

               Net additions (deductions)             411,933       2,860,448         58,062,424

Net assets available for benefits at
   beginning of year                                  113,016       9,502,342        216,140,853
                                                   -----------    ------------     --------------

Net assets available for benefits at end of
  year                                             $  524,949     $12,362,790      $ 274,203,277
                                                   ==========     ===========      =============

               See accompanying notes to the financial statements.

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note A - Plan Description

     The following is a brief description of the Paramount Communications Inc. Employees' Savings Plan (the "Plan") and is provided for general information purposes only. Members should refer to the Plan documents for more complete information regarding the Plan.

     The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of the former Paramount Communications Inc. ("Paramount"), excluding employees who are party to collective bargaining agreements. Eligible employees may become members in the Plan following the earlier of the attainment of age 25 or the completion of one year of employment service, generally measured from the date of hire. Employees of Paramount Parks may become members of the Plan following the attainment of age 21 and one year of employment service. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is administered by the Retirement Committee appointed by the Board of Directors of the Company (as defined below).

     Paramount became a wholly-owned subsidiary of Viacom Inc. ("Viacom", collectively with Paramount the "Company" or "Employer") in July 1994 (the "Merger"). In March 1994, pursuant to a tender offer for Paramount, all shares of Paramount Common Stock held by the Plan were tendered to Viacom.
The Plan received cash of $107 per share for approximately one-half of the tendered shares and received certain securities of Viacom for its remaining shares of Paramount Common Stock upon completion of the Merger in July
1994. Effective January 3, 1995, Paramount was merged into Viacom International Inc., a wholly- owned subsidiary of Viacom Inc., and Paramount ceased to exist as a separate corporate legal entity. Sponsorship of the Plan, was assumed by PCI's Holdings Corporation, itself a wholly-owned subsidiary of Viacom International Inc. For this reason, the Form 5500 of the Plan for the year ended December 31, 1994, will list PCI's Holdings Corporation as Plan Sponsor and not Paramount.

     Included in the Viacom securities received by the Plan as part of the Merger consideration were certain contingent value rights ("CVRs") representing the right to receive cash or Viacom securities, at Viacom's option, based on the market value of Viacom Class B common stock during a one, two or three year period, at Viacom's option, following the merger. The Plan's independent fiduciary believes the CVRs are not "Qualifying Employer Securities" under ERISA and that it is prohibited under ERISA Sections 406 and 407 for the Plan to acquire and hold the CVRs. During May 1995 the CVRs held by the Plan were sold and the proceeds were invested in Viacom Class B Common Stock. Viacom intends to file a Prohibited Transaction Exemption Request with the Department of Labor requesting relief from the pertinent ERISA provisions.

     Effective July 1994, the Plan merged with the Paramount Communications Inc. Employee Stock Ownership Plan (the "ESOP") and the assets and liabilities under the ESOP were transferred to the Viacom Inc. Stock Fund of the Plan. All members of the ESOP became fully vested in the Plan as of July 7, 1994 and the ESOP now has identical provisions as the Plan, with the exception of certain distribution options and features.


Investment Programs


     The investment programs of the Plan are as follows:

     Member contribution -- A Member may contribute to the Plan from 1% to 12% of the Member's base pay including certain commissions, subject to adjustment
to comply with the Internal Revenue Code.   A Member's contributions can be
made with pre-tax or after-tax dollars. A Member may change or suspend the amount of the Member's contribution at any time effective as of the first day of any month; however, any suspension must be for a minimum of three months. Upon enrollment or re-enrollment, each Member shall direct that the Member's contributions be invested in one or more of the following investment options in increments of 10%:

     Viacom Inc. Stock Fund (formerly the Paramount Communications Common Stock Fund)
     Contributions to this fund are invested in Viacom Inc. Class B Common Stock. In addition, the fund holds all consideration received in exchange for shares of Paramount Common Stock as a result of the Merger. Prior to the Merger, the fund invested in Paramount Common Stock. Dividends received on Paramount Common Stock in the fund were

                          PARAMOUNT COMMUNICATIONS INC.
                            EMPLOYEES' SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)

reinvested in Paramount Common Stock. Chemical Banking Corporation is the trustee of this fund. The fund is managed by the Retirement Committee.

      Equity Fund
      This fund is primarily invested in a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the performance of the Standard and Poor's 500 Stock Index (the "S&P 500"). The fund may purchase or sell individual securities or futures contracts on the S&P 500 or on a similarly broad index. Equity and market index call options may be written (sold) on the securities in the underlying portfolio but none of the optioned shares will be allowed to be called away. Bankers Trust Company is the trustee and investment manager of this fund.

      Income Investment Fund
      This fund is invested in fixed income securities issued by insurance companies, financial institutions and the U.S. Government and its agencies. State Street Bank and Trust Company is the trustee and investment manager of this fund.

      Balanced Fund
      This fund, of which J.P. Morgan is the investment manager, invests in a balanced combination of a J.P. Morgan managed bond fund and an equity index fund. This fund was instituted in 1993.

Such direction may be revised by the Member quarterly.

         Employer contribution -- The Employer shall provide a matching contribution of 50% of the first 6% of each Member's contribution. Employer contributions are invested in the Viacom Inc. Stock Fund. Members who commenced employment prior to January 1, 1992 (April 1, 1991 for employees of the publishing operations) vest in the Employer contribution at a rate of 20% for
each full year of service.   Members who commenced employment after December 31,
1991 (March 31, 1991 for employees of the publishing operations) vest in the Employer contribution after the completion of two full years of service at a rate of 33 1/3% for each of the next three full years of service. Amounts which have been forfeited in accordance with provisions of the Plan may be used to defray administrative expenses or reduce future Employer contributions.

         Loan Provision -- The Plan permits a Member to borrow funds from the
Plan using a portion of the Member's vested account balance as collateral.   All
loans require approval by the Retirement Committee. Periodic payroll deductions are required to repay the loans on a level amortization basis. Loans involving the purchase of a primary residence may be for any length of time up to 25 years. Loans for any other reason must be repaid within five years. The interest rate on the loans will be determined by the Retirement Committee. In the event of the Member's termination of employment with the Employer, the Member may either repay the loan in full or have the loan balance deducted from the Member account.

         In 1994, the Company changed its method of reporting loans granted to Plan Members from a reduction of net assets available for benefits to a separate loan receivable included in the net assets available for benefits. This method has been applied retroactively and the financial statements as of and for the year ended December 31, 1993 have been restated to conform with the current method.

      The number of Members in each fund as December 31, 1994 was as follows:

          Employer Fund
              Viacom Inc. Stock Fund.............................      10,966
          Employee Funds
              Viacom Inc. Stock Fund.............................       3,321
              Equity Fund........................................       6,154
              Income Investment Fund.............................       8,175
              Balanced Fund......................................       3,127

                         PARAMOUNT COMMUNICATIONS INC.
                           EMPLOYEES' SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)


        The total number of Members in the Plan was less than the sum of the number of Members shown above because many of the Members participated in more than one fund.


Note B - Summary of Significant Accounting Policies

     The accounting records of the Plan are maintained on the accrual basis.

     Investments are stated at aggregate current value. Investments in securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market. In cases where call options have been sold against investments, the current value of such investments has been reduced by the current value of the option.

     All costs and expenses incurred with regard to the purchase, sale or
transfer of investments are borne by the Plan.   Expenses for administering the
Plan may be paid by using Members' forfeitures.

     Security transactions are recorded on the trade date.

     Unrealized appreciation (depreciation) of investments represents the change in the difference between current value and the cost of investments.

     Net realized gain (loss) on disposition of investments represents the difference between the proceeds received and the average cost of investments sold.

     From time to time certain funds of the Plan enter into certain Standard &
Poor's 500 index futures contracts.   Gains and losses related to these
contracts are calculated based upon the daily closing price of the futures contracts index.


Note C - Income Tax Status

     The Plan received a favorable determination letter from the Internal Revenue Service, dated June 22, 1989, with respect to the qualified status of the Plan under Section 401 of the Internal Revenue Code (the "Code") and the tax-exempt status of the underlying trust under Section 501 of the Code.
Request for an updated determination letter was filed during March 1995. The Plan is exempt from federal income tax and the Member will not be subject to federal income tax with respect to contributions made by the Employer to the Member's account and any earnings thereon or earnings on all Member contributions while such amounts are held in trust. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Retirement Committee does not expect the acquisition and holdings of the CVRs as described in Note A to impact the qualification of the Plan or trust.

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


Note D - Investment in Securities

      The net realized gain on disposition of investments was computed as follows:


                              Employer Fund                                      Employee Funds
                              -------------     ----------------------------------------------------------------------------------
                                                                                    Income
                              Viacom Inc.       Viacom Inc.         Equity         Investment        Balanced          Combined
                              Stock Fund        Stock Fund           Fund             Fund             Fund             Funds
                              ----------        ----------       ------------      ------------    -------------     -------------
Year ended December 31, 1994
   Proceeds                   $ 162,158,533     $ 75,767,730     $ 18,774,097      $ 48,199,529     $ 13,160,726     $ 318,060,615
   Cost-average                 133,369,753       62,897,784       18,774,097        48,199,529       13,146,583       276,387,746
                              -------------     ------------     ------------      ------------     ------------     -------------
   Net realized gain          $  28,788,780     $ 12,869,946     $         -0-     $         -0-    $     14,143     $  41,672,869
                              =============     ============     ============      ============     ============     =============

Year ended December 31, 1993
   Proceeds                   $  10,718,721     $ 15,548,032     $ 17,735,012      $ 27,415,093     $  7,492,963     $  78,909,821
   Cost-average                  10,555,652       11,666,741       17,433,147        27,415,093        7,488,954        74,559,587
                              -------------     ------------     ------------      ------------     ------------     -------------
   Net realized gain          $     163,069     $  3,881,291     $    301,865      $         -0-    $      4,009     $   4,350,234
                              =============     ============     ============      ============     ============     =============


      The fair value of individual investments that represents 5% or more of the Plan's net assets are as follows:

                                                                         December 31
                                                             -----------------------------------
                                                             1994                          1993
                                                             ----                          ----

     Viacom Class B Common Stock                            $110,324,187
     Paramount Common Stock                                                           $88,388,790
     State Street Bank and Trust Company
           Government Short-Term Investment Fund              44,651,600               22,259,899

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

      The Plan assigns units to Members within each of the respective funds. Total units, net asset value per unit and total net assets in each fund at December 31, 1994 and 1993 were as follows:


                                                              Total                       Net Asset                  Total Net
                  Fund                                        Units                     Value per Unit               Asset Value
- ----------------------------------------                    --------------             ---------------              ------------
December 31, 1994:
- ------------------
   Employer Fund:
       Viacom Inc. Stock Fund                               88,019,692.150             $1.44401060                  $127,101,369
   Employee Funds:
       Viacom Inc. Stock Fund                                4,658,282.586              1.68632685                     7,855,387
       Equity Fund                                          21,742,288.993              2.45998294                    53,485,660
       Income Investment Fund                               69,914,717.928              1.85569013                   129,740,052
       Balanced Fund                                        16,807,797.000              1.06569570                    17,911,997
   Clearing Fund                                                                                                         868,974
   Loans                                                                                                              13,074,397
                                                                                                                    ------------
   Net assets available for benefits                                                                                $350,037,836
                                                                                                                    ============

December 31, 1993:
- ------------------
   Employer Fund:
       Viacom Inc. Stock Fund                               22,345,025.032             $2.70087829                  $ 60,351,193
   Employee Funds:
       Viacom Inc. Stock Fund                               11,433,263.884              2.43553287                    27,846,090
       Equity Fund                                          18,378,327.500              2.43037469                    44,666,222
       Income Investment Fund                               68,205,320.417              1.74772546                   119,204,175
       Balanced Fund                                         8,701,902.712              1.06273976                     9,247,858
   Clearing Fund                                                                                                         524,949
   Loans                                                                                                              12,362,790
                                                                                                                    ------------
     Net assets available for benefits                                                                              $274,203,277
                                                                                                                    ============


 Note E -- Distributions Payable

      As of December 31, 1994 and December 31, 1993, there were $13,572,089 and $2,718,370, respectively, of assets that have been allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds from the Plan has not yet been made.

                                                                                                                          Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e) Current Value
                -------------                                -----------------------           --------           -----------------
        EMPLOYER FUND:
        Viacom Inc. Stock Fund
 *            Viacom Class B Common Stock....................        2,597,258              $ 93,159,661              $105,838,264
 *            Viacom Inc. 8% Subordinated Exchangeable
                Debentures due 7/7/2006 .....................       13,187,250                 7,518,441                11,308,067
 *            Viacom Inc. Contingent Value Rights
                Expire 7/7/95................................          701,407                 3,179,804                 2,148,410
 *            Viacom Inc. Warrants to purchase
                Class B Common Stock ........................
                  Expire 7/6/97 .............................              965                     1,159                     3,197
                  Expire 7/6/99 .............................              579                     2,000                     3,112
 *            State Street Bank Short-Term
                Investment Fund..............................        7,619,432                 7,619,432                 7,619,432
 *            State Street Bank Warrants ....................        1,405,572                 1,405,572                 1,405,572
 *            Chemical Bank Short-Term
                Investment Fund..............................        1,550,185                 1,550,185                 1,550,185
                                                                                            ------------              ------------
              Total Viacom Inc. Stock Fund-Employer..........                                114,436,254               129,876,239

        EMPLOYEE FUNDS:
        Viacom Inc. Stock Fund
 *        Viacom Class B Common Stock .......................          105,184                 2,942,795                 4,286,248
 *        Viacom Inc. 8% Subordinated Exchangeable
            Debentures due 7/7/2006 .........................        2,115,750                 1,224,028                 1,814,256
 *        Viacom Inc. Contingent Value Rights ...............
            Expire 7/7/95 ...................................           94,067                   434,434                   288,127
 *        State Street Bank Short-Term
            Investment Fund .................................            3,953                     3,953                     3,953
 *        State Street Bank Warrants ........................          211,815                   211,815                   211,815
 *        Chemical Bank Short-Term
              Investment Fund ...............................        1,364,438                 1,364,438                 1,364,438
                                                                                            ------------              ------------
          Total Viacom Inc. Stock Fund-Employee .............                                  6,181,463                 7,968,837

      Equity Fund
      Temporary Investments
 *      Bankers Trust Company Temporary
          Investment Fund ...................................        1,637,983                 1,637,983                 1,637,983

 *      Bankers Trust United States
          Treasury Bills ....................................          200,000                   198,155                   198,155

       *Identified as a party-in-interest to the Plan.

                                                                                                                        Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                            (c) Description of
                                                            investment, including
                                                            maturity date, rate of
        (b) Identity of issue, borrowing lessor or          interest, collateral
(a)             similar party                               par or maturity value             (d) Cost           (e)Current Value
                -------------                               -----------------------           --------           ----------------
      Domestic Common Stocks
        Aerospace
           Boeing Co.....................................               5,400                  247,218              253,800
           General Dynamics Corp.........................               1,000                   23,951               43,500
           Lockheed Corp.................................               1,100                   56,436               79,888
           Loral Corp....................................               1,500                   38,678               56,813
           Martin Marietta Corp..........................               1,600                   48,748               71,000
           McDonnell Douglas Corp........................                 700                   46,799               99,400
           Northrop Grumman Corp.........................                 200                    5,277                8,400
           Raytheon Co...................................               2,200                  100,845              140,525
           Rockwell International Corp...................               3,000                   84,750              107,250
           United Technologies Corp......................               2,100                  113,189              132,038
                                                                                          ------------         ------------
                  Total Aerospace........................                                      765,891              992,614

        Automotive
           Allied Signal Inc.............................               4,700                  112,877              159,800
           Chrysler Corp.................................               5,300                  139,378              259,700
           Cummins Engine Inc............................                 700                   29,094               31,675
           Dana Corp.....................................                 400                    7,351                9,400
           Eaton Corp....................................               1,400                   56,798               69,300
           Ford Motor Co.................................              14,600                  305,511              406,975
           General Motors Corp...........................              11,200                  462,389              471,800
           Genuine Parts Co..............................               1,450                   46,789               52,200
           Paccar Inc....................................                 575                   21,927               25,444
           Parker Hannifin Corp..........................               1,000                   44,803               45,500
           Variety Corp..................................                 700                   23,111               25,375
                                                                                          ------------         ------------
                  Total Automotive.......................                                    1,250,028            1,557,169

        Banks
           Banc One Corp.................................               6,772                  214,412              171,840
           BankAmerica Corp..............................               6,108                  233,519              241,266
           Bank Boston Corp..............................               1,600                   36,769               41,400
           Barnett Banks Inc.............................               1,400                   54,687               53,900
           Boatmen's Bancshares Inc......................               1,600                   41,516               43,400
           Chase Manhattan Bank Corp.....................               3,200                   76,148              110,000
 *         Chemical Banking Corp.........................               4,268                  127,625              153,115
           Citicorp......................................               6,300                  153,084              260,663
           Corestates Financial Corp.....................               2,000                   43,167               52,000
           First Chicago Corp............................               1,700                   70,270               81,175
           First Fidelity Bancorporation.................                 600                   21,721               26,925
           First Interstate Bancorp......................               1,400                   59,565               94,675
           First Union Corp..............................               2,600                   83,260              107,575
           Mellon Bank Corp..............................               2,550                   90,000               78,094
 *         JP Morgan & Co. Inc...........................               3,100                  176,021              173,988
           NBD Bancorp Inc...............................               1,950                   51,647               53,381
           National City Corp............................               1,800                   50,211               46,575

                                                           S-2


* Identified as a party-in-interest to the Plan.

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                                      (c) Description of
                                                                      investment, including
                                                                      maturity date, rate of
        (b) Identity of issue, borrowing lessor or                    interest, collateral
(a)             similar party                                         par or maturity value          (d) Cost      (e) Current Value
                -------------                                         -----------------------        --------      -----------------
    Banks (continued)
      Nationsbank Corp............................................             4,437                 175,663                 200,220
      Norwest Corp................................................             4,800                  90,881                 112,200
      PNC Bank Corp...............................................             2,400                  47,254                  50,700
      Shawmut National Corp.......................................               700                  14,634                  11,463
      Suntrust Banks Inc..........................................             1,200                  33,501                  57,300
      U.S. Bancorp................................................             2,050                  43,619                  46,381
      Wells Fargo & Co............................................               900                  68,633                 130,500
                                                                                                 -----------             -----------
           Total Banks ...........................................                                 2,057,807               2,398,736

    Beverage
      Anheuser-Busch Companies Inc................................             4,200                 214,053                 213,675
      The Coca-Cola Company ......................................            19,200                 682,757                 988,800
      Adolph Coors Co.............................................               500                   8,426                   8,375
      Pepsico Inc.................................................            12,000                 403,547                 435,000
                                                                                                 -----------             -----------
           Total Beverage ........................................                                 1,308,783               1,645,850

    Building - Forest Products
      Champion International Corp.................................             1,800                  66,193                  65,700
      Georgia Pacific Corp........................................             1,500                  80,700                 107,250
      Johnson Controls Corp.......................................               300                  14,667                  14,700
      Louisiana Pacific Corp......................................             1,700                  30,985                  46,325
      Weyerhaeuser Co.............................................             3,500                 110,459                 131,250
                                                                                                 -----------             -----------
           Total Building - Forest Products ......................                                   303,004                 365,225

    Building - Other
      Armstrong World Industries Inc..............................               900                  41,343                  34,650
      Centex Corp.................................................               700                  23,898                  15,925
      Fleetwood Enterprises Inc...................................               800                  18,354                  15,000
      Fluor Corp..................................................             1,500                  65,407                  64,688
      Masco Corp..................................................             3,000                  74,381                  67,875
      Owens-Corning Fiberglass Corp...............................               800                  16,740                  25,500
      The Stanley Works ..........................................               100                   4,068                   3,575
                                                                                                 -----------             -----------
            Total Building - Other ...............................                                   244,191                 227,213

    Chemical
      Air Products & Chemicals Inc...............................              1,600                  54,795                  71,400
      American Cyanamid Co.......................................                  0                       0                       0
      Dow Chemical Co............................................              4,400                 257,465                 295,900
      E I DuPont De Nemours & Co.................................             10,500                 483,080                 589,313
      Eastman Chem Co............................................              1,350                  50,766                  68,175
      Engelhard Corp.............................................              1,675                  43,457                  37,059
      FMC Corp...................................................                100                   5,093                   5,775
      W R Grace & Co.............................................              1,200                  41,222                  46,350
      Great Lakes Chemical Corp..................................              1,100                  63,512                  62,700

                                                           S-3

                                                                                                                  Schedule I




                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                            (c) Description of
                                                            investment, including
                                                            maturity date, rate of
        (b) Identity of issue, borrowing lessor or          interest, collateral
(a)             similar party                               par or maturity value             (d) Cost       (e) Current Value
                -------------                               -----------------------           --------       -----------------

     Chemical (continued)
       Hercules Inc. ......................................            700                     35,023             80,763
       Mallinckrodt Group Inc. ............................          1,500                     50,176             44,789
       Monsanto Co. .......................................          1,900                    113,864            133,950
       Morton International Inc. ..........................          2,400                     47,044             68,400
       Nalco Chemical Co. .................................            400                     11,500             13,400
       PPG Industries Inc. ................................          2,800                     70,056            103,948
       Praxair Inc. Co.....................................          2,675                     39,911             54,838
       Raychem Corp. ......................................            300                     10,428             10,688
       Rohm & Haas Co .....................................            700                     30,755             39,986
       Safety Kleen Corp. .................................            450                     11,252              6,638
       Sigma Aldrich Corp..................................          1,100                     39,485             36,300
       Union Carbide Corp..................................          2,775                     39,230             81,516
                                                                                           ----------         ----------
          Total Chemical ..................................                                 1,498,114          1,851,888

     Coal
       Santa Fe Pac Gold Corp. ............................          1,925                     25,578             25,025

     Container
       ACX Technologies Inc. ..............................          0.667                         16                 27
       Crown Cork & Seal Inc. .............................          1,700                     54,809             64,175
       Stone Container Corp. ..............................          1,420                     21,928             24,673
       Temple Inland Inc. .................................            300                     10,314             13,538
       Yellow Corp. .......................................            500                     14,540             11,938
                                                                                             --------           --------
             Total Container ..............................                                   101,607            114,351

     Cosmetic
       Avon Products Inc. .................................          1,200                     53,203             71,700
       Gillette Co. .......................................          3,500                    167,642            262,063
       International Flavors & Fragrances Inc. ............          1,500                     45,182             69,375
                                                                                             --------           --------
             Total Cosmetic ...............................                                   266,027            403,138

     Drug
       Abbott Labs.........................................         12,700                    340,967            414,338
       American Home Products Corp. .......................          4,800                    318,625            301,200
       Bristol-Myers Squibb Co. ...........................          7,600                    514,902            439,850
       Eli Lilly & Co. ....................................          4,400                    308,933            288,750
       Merck & Co. Inc. ...................................         18,700                    717,046            712,938
       Pfizer Inc. ........................................          4,700                    288,591            363,075
       Schering Plough Corp. ..............................          2,900                    171,578            214,600
       Upjohn Co. .........................................          2,800                    107,234             86,100
       Warner Lambert Co. .................................          2,200                    152,556            169,400
                                                                                           ----------          ---------
              Total Drug ..................................                                 2,920,432          2,990,251


                                                                                                                  Schedule I




                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                            (c) Description of
                                                            investment, including
                                                            maturity date, rate of
        (b) Identity of issue, borrowing lessor or          interest, collateral
(a)             similar party                               par or maturity value          (d) Cost       (e)Current Value
                -------------                               -----------------------        --------       ----------------
  Electrical Equipment
    Emerson Electric Co. .................................         3,600                     182,484          224,550
    General Electric Co. .................................        25,600                   1,013,569        1,305,600
    General Signal Corp. .................................           300                      10,619            9,563
    W W Grainger Inc. ....................................           900                      42,438           51,975
    ITT Corp. ............................................         1,900                     115,705          168,388
    Tyco Labs Inc. .......................................         1,400                      62,339           66,500
    Westinghouse Electric Corp. ..........................         6,000                     116,823           73,500
                                                                                           ---------        ---------
      Total Electrical Equipment .........................                                 1,543,977        1,900,076

  Electrical Household Appliances
    Maytag Corp. .........................................           800                      14,404           12,000
    Whirlpool Corp. ......................................         1,300                      50,411           65,325
    Zenith Electrs Corp. .................................         1,500                      16,890           17,438
                                                                                           ---------        ---------
      Total Electrical Household Appliances ..............                                    81,705           94,763

  Electronics
    Advanced Micro Devices Inc. ..........................         1,900                      29,359           47,263
    AMP Inc. .............................................         1,800                     104,345          130,950
    Andrew Corp. .........................................           600                      29,124           31,350
    DSC Communications Corp. .............................         2,100                      21,260           75,338
    E-Systems Inc. .......................................           200                       7,501            8,325
    Hewlett Packard Co. ..................................         3,800                     239,899          379,525
    Intel Corp. ..........................................         6,200                     251,104          396,025
    Motorola Inc. ........................................         8,500                     241,390          493,000
    National Semiconducter Corp. .........................         2,700                      30,623           52,650
    Scientific Atlanta Inc. ..............................         1,700                      16,317           35,700
    Texas Instrument Inc. ................................         1,400                      64,233          104,825
                                                                                           ---------        ---------
      Total Electronics ..................................                                 1,035,155        1,754,951

  Finance
    American Express Co. .................................         7,900                     186,859          233,050
    Beneficial Corp. .....................................           400                      15,726           15,600
    Dean Witter Discover & Co. ...........................         3,017                      96,984          102,201
    Federal Home Loan Mortgage Corp. .....................         2,600                     113,066          131,300
    Federal National Mortgage Association ................         4,200                     259,568          306,075
    Fleet Financial Group Inc. ...........................         2,700                      86,043           87,413
    Key Corp. ............................................         3,800                     124,488           95,000
    MBNA Corp. ...........................................         2,700                      43,418           63,112
    Salomon Inc. .........................................         1,400                      37,254           52,500
                                                                                           ---------        ---------
      Total Finance ......................................                                   963,406        1,086,251

  Food
    Archer Daniels Midland Co. ...........................         8,421                     133,206          173,683
    CPC International Inc. ...............................         2,500                     107,381          133,125



                                                                                                                  Schedule I


                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                 DECEMBER 31, 1994


                                                            (c) Description of
                                                            investment, including
                                                            maturity date, rate of
        (b) Identity of issue, borrowing lessor or          interest, collateral
(a)             similar party                               par or maturity value             (d) Cost       (e) Current Value
                -------------                               -----------------------           --------       -----------------

    Food (continued)
      Campbell Soup Co. .................................          3,400                      125,300            149,600
      Conagra Inc. ......................................          3,950                      116,816            123,438
      General Mills Inc. ................................          2,500                      148,853            142,813
      H J Heinz Co. .....................................          4,000                      146,513            147,000
      Hershey Foods Corp. ...............................            600                       24,733             29,025
      Kellogg Co. .......................................          3,200                      163,708            186,000
      Pet Inc. ..........................................          1,400                       27,444             27,650
      Pioneer Hi Bred International Inc. ................          1,800                       64,755             62,100
      Premark Intl. Inc. ................................          1,200                       33,216             53,700
      Quaker Oats Co. ...................................          2,400                       75,482             73,800
      Ralston Purina Co. ................................          1,300                       55,706             58,013
      Sara Lee Corp. ....................................          7,800                      179,864            196,950
      Supervalue Inc. ...................................            500                       14,253             12,188
      Sysco Corp. .......................................          3,300                       72,615             84,974
      Wendy's International Inc. ........................          2,000                       19,048             28,750
      Whitman Corp. .....................................            700                        6,949             12,075
      Wm. Wrigley Jr. Co. ...............................          1,300                       39,874             64,187
                                                                                            ---------          ---------
         Total Food .....................................                                   1,555,716          1,759,071

    Home Furnishings
      Newell Co. ........................................          2,600                       45,612             54,600

    Hotel - Motel
      Hilton Hotels Corp. ...............................            800                       48,838             54,400
      Marriot Int'l Corp. ...............................          1,300                       32,742             36,563
                                                                                            ---------          ---------
         Total Hotel - Motel ............................                                      81,580             90,963

    Hotel - Restaurant
      Bally Entertainment Corp. .........................          1,700                       17,663             10,413
      McDonalds Corp. ...................................         10,600                      224,461            310,050
      Shoneys Inc. ......................................            800                       19,808             10,200
                                                                                            ---------          ---------
         Total Hotel - Restaurant .......................                                     261,932            330,663

    Insurance
      Aetna Life & Casualty Co. .........................          1,200                       54,905             56,550
      American General Corp. ............................          3,000                       75,251             84,750
      American International Group Inc. .................          4,937                      339,813            483,826
      Cigna Corp. .......................................            800                       42,205             50,900
      Chubb Corp. .......................................          1,500                      103,309            116,063
      Continental Corp. .................................            300                        9,116              5,700
      General Re Corp. ..................................          1,300                      125,903            160,550
      Jefferson Pilot Corp. .............................            300                        8,451             15,563
      Lincoln National Corp. ............................            900                       29,861             31,500
      Marsh & McLennan Cos. Inc. ........................          1,100                       88,297             87,175


                                   S-6


                                                                                                                  Schedule I


                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                            (c) Description of
                                                            investment, including
                                                            maturity date, rate of
        (b) Identity of issue, borrowing lessor or          interest, collateral
(a)             similar party                               par or maturity value             (d) Cost       (e)Current Value
                -------------                               -----------------------           --------       ----------------

  Insurance (continued)
     Providian Corp. .....................................         1,500                       44,735            46,313
     Safeco Corp. ........................................         1,200                       55,893            62,400
     St. Paul Cos. Inc. ..................................         1,200                       40,710            53,700
     Torchmark Corp. .....................................           750                       31,323            26,156
     Travelers Corp. .....................................         4,804                      127,753           155,530
     Unum Corp. ..........................................         1,200                       67,812            45,300
     USF&G Corp. .........................................           800                       22,908            10,900
                                                                                            ---------         ---------
       Total Insurance ...................................                                  1,268,245         1,492,876

  Investment Companies
     Avery Dennison Corp. ................................           600                       14,853            21,300
     Merrill Lynch & Co. Inc. ............................         3,300                       85,952           117,975
     Wachovia Corp. ......................................         1,900                       73,920            61,275
                                                                                            ---------         ---------
       Total Investment Companies ........................                                    174,725           200,550

  Leisure and Recreation
     American Greetings Corp. ............................         1,500                       33,549            40,500
     Brunswick Corp. .....................................         1,900                       33,690            35,863
     Hasbro Inc. .........................................         1,450                       40,114            42,231
     Mattel Inc. .........................................         2,575                       44,956            64,697
     Promus Cos. Inc. ....................................         2,000                       41,277            61,750
     Walt Disney Co. .....................................         8,000                      279,724           368,000
                                                                                            ---------         ---------
       Total Leisure and Recreation ......................                                    473,310           613,041

  Machinery - Agriculture
     Deere & Co. .........................................         1,500                       87,403            99,375

  Machinery - Tools
     Black & Decker Corp. ................................         1,000                       15,629            23,750
     Giddings & Lewis Inc. ...............................         1,200                       25,562            17,700
     Illinois Tool Works Inc. ............................         1,300                       42,675            56,875
     Snap-On Tools Corp. .................................           200                        7,226             6,650
                                                                                            ---------         ---------
       Total Machinery - Tools ...........................                                     91,092           104,975

  Machinery - Other
     Caterpillar Inc. ....................................         3,300                      102,132           181,912
     Cooper Industries Inc. ..............................         1,900                       88,350            64,600
     Dover Corp. .........................................           400                       15,253            20,650
     Dresser Industries Inc. .............................         3,300                       66,775            62,288
     Harnischfeger Industries Inc. .......................           600                       12,303            16,875
     Ingersoll Rand Co. ..................................         1,700                       48,060            53,550
     Millipore Corp. .....................................           176                        5,875             8,514
     Pall Corporation. ...................................         1,666                       29,718            31,238
     TRW Inc. ............................................         1,000                       60,448            66,000
     Textron Inc. ........................................           900                       30,082            45,337
                                                                                            ---------         ---------
       Total Machinery - Other ...........................                                    458,996           550,964



                                                                                                                  Schedule I




                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                            (c) Description of
                                                            investment, including
                                                            maturity date, rate of
        (b) Identity of issue, borrowing lessor or          interest, collateral
(a)             similar party                               par or maturity value             (d) Cost       (e) Current Value
                -------------                               -----------------------           --------       -----------------

    Medical Supply and Service
         Alza Corp. .....................................             1,300                    48,548             23,400
         Amgen Inc. .....................................             2,000                   113,786            118,000
         C R Bard Inc. ..................................               200                     3,151              5,400
         Bausch & Lomb Inc. .............................             1,300                    53,987             44,038
         Baxter International Inc. ......................             4,800                   133,751            135,600
         Becton Dickinson & Co. .........................             1,000                    32,703             48,000
         Biomet Inc. ....................................             1,800                    36,409             25,200
         Columbia Healthcare Corp. ......................             5,688                   202,290            207,612
         Community Psychiatric Centers. .................             1,000                    15,278             11,000
         Johnson & Johnson. .............................             9,600                   436,941            525,599
         Medtronic Inc. .................................             2,000                    65,416            111,250
         National Medical Enterprises Inc. ..............             3,100                    52,030             43,788
         St. Jude Medical Inc. ..........................             1,100                    45,101             43,725
         Shared Medical Systems Corp. ...................               500                    10,205             16,375
         United Healthcare Corp. ........................             2,800                   130,082            126,350
         United States Surgical Corp. ...................             1,200                    73,635             22,800
         US Healthcare Inc. .............................             2,700                   107,650            111,375
                                                                                            ---------          ---------
         Total Medical Supply and Service ...............                                   1,560,963          1,619,512

    Metals - Aluminum
         Aluminum Co. of America.........................             1,500                   100,131            129,938
         Reynolds Metals Co. ............................               800                    42,936             39,200
                                                                                            ---------          ---------
            Total Metals - Aluminum .....................                                     143,067            169,138

    Metals - Steel
         Bethlehem Steel Corp. ..........................             1,700                    31,395             30,600
         Nucor Corp. ....................................             1,500                    48,148             83,063
         USX Corp. - US Steel Group .....................             1,460                    42,522             51,830
         Worthington Industries Inc. ....................             1,350                    17,777             27,000
                                                                                            ---------          ---------
            Total Metals - Steel ........................                                     139,842            192,493

    Metals - Other
         Amax Inc. ......................................             1,750                    42,350             45,719
         Asarco Inc. ....................................               400                    10,192             11,400
         Homestake Mining Co. ...........................             2,900                    44,982             49,663
         Newmont Mining Corp. ...........................             1,672                    57,548             60,192
         Phelps Dodge Corp. .............................             1,300                    47,844             80,437
                                                                                            ---------          ---------
            Total Metals - Other ........................                                     202,916            247,411

    Office Equipment
         Alco Standard Corp. ............................               900                    44,868             56,475
         Amdahl Corp. ...................................               900                    13,617              9,900
         Apple Computer Inc. ............................             1,800                    77,332             70,200
         Autodesk Inc. ..................................             1,200                    22,477             47,550


                                   S-8

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994



                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e)Current Value
- ---             -------------                                -----------------------           --------           ----------------
     Office Equipment (continued)
        Automatic Data Processing Inc.......................         2,200                       85,896                  128,700
        Cisco Systems Inc...................................         3,900                      129,171                  136,988
        Compaq Computer Corp................................         3,900                       82,948                  154,050
        Computer Associates International Inc...............         2,700                       41,510                  130,950
        Computer Sciences Corp..............................           900                       21,329                   45,900
        Cray Research Inc...................................           400                       17,989                    6,250
        Data General Corp...................................           800                       11,502                    8,000
        Digital Equipment Corp..............................         2,500                      123,731                   83,125
        First Data Corp.....................................         1,900                       94,271                   90,013
        Honeywell Inc.......................................         2,100                       61,268                   66,150
        Intergraph Corp.....................................           200                        4,802                    1,625
        International Business Machines Corp................         8,700                      758,963                  639,450
        Lotus Development Corp..............................           800                       26,708                   32,800
        Microsoft Corp......................................         8,700                      475,305                  531,788
        Micron Technology Corp..............................         1,500                       54,328                   66,188
        Minnesota Mining & Manufacturing Co.................         6,600                      314,548                  352,275
        Novell Inc..........................................         5,500                      125,581                   94,188
        Oracle Systems Corp.................................         4,600                       73,514                  202,975
        Pitney Bowes Inc....................................         1,900                       58,919                   60,325
        Sun Microsystems ...................................         1,400                       44,845                   49,700
        Tandem Computers Inc................................         2,100                       37,926                   35,963
        Unisys Corp.........................................         2,300                       22,310                   19,835
        Xerox Corp..........................................         1,700                      120,463                  168,300
                                                                                           ------------             ------------
           Total Office Equipment ..........................                                  2,946,121                3,289,663

      Oil - Domestic
         Amerada Hess Corp..................................         1,500                       69,630                   68,438
         Amoco Corp.........................................         7,700                      401,335                  455,263
         Atlantic Richfield Co..............................         2,500                      277,837                  254,375
         Burlington Res. Inc................................         2,300                      102,090                   80,500
         Chevron Corp.......................................        10,200                      382,558                  455,175
         Kerr McGee Corp....................................           300                       13,689                   13,875
         Louisiana Land & Exploration Co....................           100                        4,855                    3,638
         Maxus Energy Corp..................................         2,000                       13,505                    6,750
         Occidental Petroleum Corp..........................         5,200                      105,507                  100,100
         Pennzoil Co........................................           300                       22,502                   13,238
         Phillips Petroleum Co..............................         4,300                      113,091                  140,825
         Sun Company Inc....................................         1,200                       43,808                   34,500
         Tenneco Inc........................................         2,900                      129,880                  123,249
         USX - Marathon Group Inc...........................         5,100                      109,968                   83,513
         Unocal Corp........................................         3,900                      101,510                  106,274
         Williams Cos.......................................         2,000                       46,092                   50,250
                                                                                           ------------             ------------
                Total Oil - Domestic .......................                                  1,937,857                1,989,963



                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e)Current Value
- ---             -------------                                -----------------------           --------           ----------------
     Oil - International
        Exxon Corp.........................................         18,600                      1,072,169            1,129,950
        Mobil Corp.........................................          5,900                        402,586              497,075
        PecoEnergy Co......................................          3,900                         89,690               95,550
        Texaco Inc.........................................          4,100                        246,592              245,488
                                                                                             ------------         ------------
             Total Oil - International ....................                                     1,811,037            1,968,063

     Oil - Service
        Ashland Oil Inc....................................            400                         14,602               13,800
        Baker Hughes Inc...................................          2,500                         55,764               45,625
        Foster Wheeler Corp................................            300                          8,102                8,925
        Halliburton Co.....................................          2,100                         74,493               69,563
        McDermott International Inc........................            800                         20,631               19,800
        Noram Energy Corp..................................          2,400                         31,477               12,900
        Oryx Energy Co.....................................          1,000                         31,604               11,875
        Sante Fe Energy Reserve Inc........................            361                         10,023                2,888
        Western Atlas Inc..................................            600                         20,209               22,575
                                                                                             ------------         ------------
               Total Oil - Service ........................                                       266,905              207,951

     Paper
        Federal Paper Brd. Inc. ...........................            700                         21,539               20,300
        International Paper Co.............................          1,900                        120,335              143,213
        James River Corp...................................            500                         13,003               10,125
        Kimberly Clark Corp................................          2,700                        125,800              136,013
        Mead Corp..........................................          1,200                         50,884               58,350
        Scott Paper Co.....................................          1,300                         47,302               89,861
        Union Camp Corp....................................          1,100                         45,810               51,838
        Westvaco Corp......................................            400                         10,602               15,700
                                                                                             ------------         ------------
               Total Paper ................................                                       435,275              525,400

      Photographic
         Eastman Kodak Co..................................          5,100                        198,998              243,525
         Polaroid Corp.....................................            400                         16,402               13,000
                                                                                             ------------         ------------
              Total Photographic ..........................                                       215,400              256,525

      Pollution Control
         Browning Ferris Industries Inc....................          3,000                         82,901               85,125
         WMX Technologies Inc..............................          7,500                        281,560              195,938
                                                                                             ------------         ------------
              Total Pollution Control .....................                                       364,461              281,063

      Publishing
         DeLuxe Corporation ...............................          1,400                         49,049               36,925
         R R Donnelley & Sons Co...........................          2,200                         52,423               64,900
         Dow Jones & Co. Inc...............................            700                         17,679               21,700
         Dun & Bradstreet Corp.............................          2,800                        145,191              154,000
         Gannett Inc.......................................          2,500                        107,938              133,125
         Knight-Ridder Inc.................................            900                         49,102               45,450

                                                           S-10

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e) Current Value
- ---             -------------                                -----------------------           --------           -----------------
    Publishing (continued)
       McGraw Hill Inc....................................             800                       46,303              53,500
       New York Times Co..................................             700                       17,046              15,488
       Time Warner Inc....................................           6,120                      179,905             214,965
       Times Mirror Co....................................           1,400                       46,179              43,925
       Tribune Co.........................................             700                       35,750              38,325
                                                                                             ----------           ---------
            Total Publishing..............................                                      746,565             822,303

    Real Estate
       Household International Corp.......................           1,000                       32,660              37,125

    Retailing
       Airtouch Communications............................           7,900                      163,417             230,088
       Albertsons Inc.....................................           4,300                       87,564             124,700
       American Stores Co.................................           2,400                       43,468              64,500
       Charming Shoppes Inc...............................           2,200                       23,231              14,575
       Circuit City Stores Inc............................           2,000                       30,279              44,500
       Dayton Hudson Corp.................................           1,200                       83,270              84,900
       Dillard Department Stores Inc......................           2,100                       71,943              56,175
       Fleming Companies Inc..............................             500                       16,827              11,625
       GAP Stores Inc.....................................           2,200                       74,417              67,100
       Giant Food Inc.....................................             400                       11,052               8,700
       Great Atlantic & Pacific Tea Co. Inc...............             200                       11,251               3,625
       Harcourt General Inc...............................             400                        8,102              14,100
       Home Depot.........................................           6,800                      231,888             312,800
       K Mart Corp........................................           5,700                      117,119              74,100
       The Kroger Co......................................             800                       17,726              19,300
       Limited Inc........................................           6,000                      143,287             108,750
       Lowes Companies Inc................................           2,800                       54,937              97,300
       May Department Stores Co...........................           4,100                      123,636             138,375
       Mercantile Stores Inc..............................             700                       27,686              27,650
       Nordstrom Inc......................................           1,300                       43,129              54,600
       J C Penney Inc.....................................           3,800                      137,292             169,575
       Pep Boys Manny Moe & Jack..........................             600                       20,949              18,600
       Price/Costco Inc...................................           4,191                       78,760              53,959
       Rite Aid Corp......................................           1,800                       34,293              42,075
       Sears Roebuck & Co.................................           4,900                      156,674             225,400
       Sherwin Williams Co................................             600                       12,702              20,025
       TJX Cos Inc........................................           1,000                       27,280              15,625
       Tandy Corp.........................................           1,133                       46,965              56,650
       Toys R Us Inc......................................           4,650                      148,169             142,406
       Wal Mart Stores Inc................................          33,400                      770,950             709,750
       Walgreen Co........................................           1,600                       54,624              69,800
       Winn Dixie Stores Inc..............................             600                       20,102              30,825
       Woolworth Corp.....................................           2,200                       60,870              33,000
                                                                                           ------------         -----------
            Total Retailing ..............................                                    2,953,859           3,145,153

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e) Current Value
- ---             -------------                                -----------------------           --------           -----------------
     Savings and Loan
        H F Ahmanson & Co..................................        1,600                         28,576                 25,800
        Golden West Financial Corp.........................          500                         16,443                 17,625
        Great Western Financial Corp.......................        2,300                         41,657                 36,800
                                                                                             ------------         ------------
           Total Savings and Loan..........................                                      86,676                 80,225

     Service
        H & R Block, Inc...................................        1,900                         60,769                 70,538
        Interpublic Group..................................        1,400                         43,366                 44,975
        National Service Industries Inc....................          200                          5,292                  5,125
        Service Corp. International........................        1,050                         15,090                 29,138
        Transamerica Corp..................................          766                         35,606                 38,108
                                                                                             ------------         ------------
           Total Service...................................                                     160,123                187,884

     Soap
        Clorox Co..........................................          400                         17,552                 23,550
        Colgate Palmolive Co...............................        2,400                        113,675                152,100
        Dial Corp..........................................        1,200                         20,023                 25,500
        Procter & Gamble Co................................       10,300                        487,704                638,600
                                                                                             ------------         ------------
           Total Soap......................................                                     638,954                839,750

     Textiles and Apparel
        Corning Inc........................................        3,700                        121,190                110,538
        Liz Claiborne Inc..................................        1,300                         48,622                 22,100
        Melville Corp......................................        1,300                         58,408                 40,138
        Nike Inc...........................................          900                         50,925                 67,163
        Oshkosh B Gosh Inc.................................          200                          7,001                  2,800
        Reebok International Ltd...........................        1,600                         42,341                 63,200
        Stride Rite Corp...................................        1,000                         19,256                 11,125
        V F Corp...........................................        1,000                         42,887                 48,625
                                                                                             ------------         ------------
           Total Textiles and Apparel .....................                                     390,630                365,689

     Tire and Rubber
        B F Goodrich Co....................................          300                         13,652                 13,013
        Cooper Tire & Rubber...............................        1,400                         22,985                 33,075
        Goodyear Tire & Rubber.............................        2,700                         78,063                 90,788
        Rubbermaid Inc.....................................        1,500                         37,440                 43,124
                                                                                             ------------         ------------
           Total Tire and Rubber...........................                                     152,140                180,000

     Tobacco
        American Brands Inc................................        2,700                        105,319                101,250
        Philip Morris Companies Inc........................       13,000                        778,301                747,500
        UST Inc............................................        3,600                         91,077                100,350
                                                                                             ------------         ------------
           Total Tobacco...................................                                     974,697                949,100


                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e)Current Value
- ---             -------------                                -----------------------           --------           ----------------
      Transportation - Air Transport
        AMR Corp........................................              1,400                      81,920                 74,550
        Delta Air Lines Inc.............................                800                      49,502                 40,400
        Southwest Airlines..............................              2,800                      72,119                 46,900
        US Air Group Inc................................              1,300                      20,657                  5,525
                                                                                              ---------              ---------
          Total Transportation - Air Transport..........                                        224,198                167,375

      Transportation - Other
        Burlington Northern Inc..........................             1,600                      67,303                 77,000
        CSX Corp.........................................             1,800                      96,005                125,325
        Consolidated Freightways Inc.....................               600                       9,828                 13,425
        Consolidated Rail Corp...........................             1,400                      50,773                 70,700
        Federal Express Corp.............................             1,000                      56,128                 60,250
        Norfolk Southern Corp............................             1,800                      91,243                109,125
        Roadway Services Inc.............................               700                      38,341                 39,725
        Ryder Systems Inc................................               600                      11,566                 13,200
        Santa Fe Southern Pacific Corp...................             3,609                      38,065                 63,158
        Union Pacific Corp...............................             3,400                     162,986                154,275
                                                                                              ---------              ---------
          Total Transportation - Other...................                                       622,238                726,183

      TV and Radio Broadcasters
        CBS Inc..........................................             1,155                      47,202                 63,814
        Capital Cities/ABC Inc...........................             2,500                     122,210                213,125
        Comcast Corp.....................................             3,600                      74,049                 56,477
        Tele-Communications Inc..........................             8,800                     173,356                191,400
 *      Viacom Inc.......................................             4,900                     188,756                199,675
                                                                                              ---------              ---------
          Total TV and Radio Broadcasters                                                       605,573                724,491

      Utility - Electric
        American Electric Power Co. Inc..................             2,800                      89,597                 92,049
        Baltimore Gas & Electric Co......................             1,250                      27,142                 27,655
        Carolina Power & Light Co........................             1,500                      38,205                 39,938
        Central & South West Corp........................             3,500                      85,316                 79,187
        Cinergy Corp.....................................             2,920                      67,104                 68,620
        Consolidated Edison Co. of N.Y. Inc..............             4,200                     114,044                108,150
        Detroit Edison Co................................             2,400                      71,426                 62,700
        Dominion Resources Inc. (VA).....................             1,800                      61,577                 64,800
        Duke Power Co....................................             2,400                      74,718                 91,500
        Entergy Corp.....................................             4,100                     115,197                 89,688
        FPL Group Inc....................................             3,100                     107,066                108,888
        Houston Industries Inc...........................             2,200                      86,377                 78,375
        Niagara Mohawk Power Corp........................             3,000                      47,556                 42,750
        Northern States Power Co. (MN)...................               400                      14,302                 17,600
        Ohio Edison Co...................................             1,000                      20,255                 18,500

  * Identified as a party-in-interest to the Plan.

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e) Current Value
- ---             -------------                                -----------------------           --------           -----------------
    Utility - Electric (continued)
       Pacific Gas & Electric Co .........................          7,100                      200,501                 173,063
       Pacificorp ........................................          3,400                       72,946                  61,625
       Public Service Enterprise Group Inc ...............          3,200                       90,194                  84,800
       SCECorp ...........................................          7,700                      156,744                 112,613
       Southern Co .......................................         10,500                      175,190                 210,000
       Texas Utilities Co ................................          3,800                      149,745                 121,600
       Unicom Corp .......................................          3,300                      106,150                  79,200
       Union Electric Co .................................            800                       28,421                  28,300
                                                                                             ---------               ---------
             Total Utility - Electric ....................                                   1,999,773               1,861,601

    Utility - Natural Gas
       Coastal Corp ......................................          1,400                       38,213                  36,050
       Columbia Gas Systems Inc ..........................            300                       13,352                   7,050
       Consolidated Natural Gas Co .......................          1,500                       68,571                  53,250
       Enron Corp ........................................          4,200                       89,733                 128,100
       Enserch Corp ......................................            800                       15,372                  10,500
       Nicor Inc .........................................            200                        4,630                   4,550
       Pacific Enterprises ...............................            400                       17,702                   8,500
       Panhandle Eastern Corp ............................          1,900                       38,512                  37,525
       Sonat Inc .........................................          1,600                       36,871                  44,800
                                                                                             ---------               ---------
             Total Utility - Natural Gas .................                                     322,956                 330,325

    Utility - Telephone
       American Telephone & Telegraph Co .................         23,419                    1,077,020               1,176,805
       Ameritech Corp ....................................          7,800                      270,723                 314,925
       Bell Atlantic Corp ................................          6,100                      315,352                 303,475
       BellSouth Corp ....................................          7,400                      393,231                 400,525
       GTE Corp ..........................................         14,900                      491,492                 452,588
       MCI Communications Corp ...........................         10,200                      207,266                 187,425
       NYNEX Corp ........................................          6,300                      257,599                 231,525
       Pacific Telesis Group .............................          6,900                      192,763                 196,650
       Southwestern Bell Corp ............................          9,400                      310,666                 379,525
       Sprint Corp .......................................          5,200                      161,998                 143,650
       U S West Inc ......................................          7,300                      287,013                 260,062
                                                                                             ---------               ---------
             Total Utility - Telephone ...................                                   3,965,123               4,047,155

    Vending and Food Service
       Bruno's Inc .......................................          1,300                       16,575                  10,888
                                                                                             ---------               ---------
             Total Domestic
                   Common Stocks .........................                                  42,780,900              47,927,008

    Foreign Common Stocks
    Beverage
       Seagram Ltd .......................................          4,600                      114,945                 135,700



                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             Similar Party                                par or maturity value             (d) Cost           (e)Current Value
- ---             -------------                                -----------------------           --------           ----------------
    Electronics
       Northern Telecom Ltd ..............................         2,900                         106,878                96,788

    Food
       Unilever N.V. .....................................         2,300                         223,972               267,950

    Machinery - Other
       Echo Bay Mines Ltd ................................         2,100                          23,657                22,313

    Metals - Aluminum
       Alcan Aluminum Ltd ................................         2,900                          65,810                73,588

    Metals - Other
       American Barrick Resources Corp ...................         5,600                         147,951               124,600
       Inco Ltd ..........................................         2,000                          54,142                57,250
       Placer Dome Inc ...................................         4,300                          79,169                93,525
                                                                                                 -------              --------
          Total Metals - Other ...........................                                       281,262               275,375

    Office Equipment
       Moore Corp. Ltd ...................................           700                          20,041                13,213

    Oil - International
       Royal Dutch Petroleum Co ..........................         8,000                         689,380               862,000

    Oil - Service
         Schlumberger Ltd ................................         3,900                         231,484               196,463
                                                                                             -----------            ----------
    Total Foreign Common Stocks ..........................                                     1,757,429             1,943,390
                                                                                             -----------            ----------
               Total Common Stocks .......................                                    44,538,329            49,870,398
                                                                                             -----------            ----------
               Cash ......................................                                       809,872               809,872
                                                                                             -----------            ----------
               Total Equity Fund .........................                                    47,184,339            52,516,408
                                                                                             -----------            ----------

 Income Investment Fund
  Temporary Investments
*    State Street Bank & Trust Company
       Government Short-Term
       Investment Fund ...................................    44,651,600                      44,651,600            44,651,600

  Guaranteed Investment Contracts
*    Bankers Trust Company
     4.869%; interest and principal due
     monthly commencing November 15,
     1995; final payment due
     November 15, 1997 ...................................    10,012,636                      10,012,636            10,012,636



*  Identified as a party-in-interest to the Plan.

                                                           S-15

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e) Current Value
- ---             -------------                                -----------------------           --------           -----------------
   Guaranteed Investment Contracts (continued)
*    Bankers Trust Company
       6.45%; interest and principal due
       September 30, 1995 and
       December 31, 1996..............................             11,912,568                  11,912,568            11,912,568

*    J.P. Morgan
       5.8%; interest and principal due
       June 30, 1994, March 31, 1995
       and September 30, 1995.........................              6,731,156                   6,731,156             6,731,156

*    J.P. Morgan
       5.329%; interest and principal due
       semi-annually commencing July 15, 1996;
       final payment due January 15, 1999.............             10,820,717                  10,820,717            10,820,717

     Metropolitan Life Insurance Co.
       8.95%; interest and principal
       due December 31, 1994..........................              2,049,660                   2,049,660             2,049,660

     Principal Mutual Life Insurance Co.
       9.04%; interest and principal due
       September 30, 1995 and 1996....................              4,695,009                   4,695,009             4,695,009

     Principal Mutual Life Insurance Co.
       8.10%; interest and principal due
       June 30, 1995 and 1996.........................              4,681,350                   4,681,350             4,681,350

     Prudential Insurance Company of America
       7.62%; interest and principal due
       June 30, 1994 and 1995 and
       December 31, 1995..............................              3,446,671                   3,446,671             3,446,671

     Prudential Insurance Company of America
       8.72%; interest and principal
       due March 31, 1994 and
       December 31, 1995..............................              2,430,878                   2,430,878             2,430,878

     Prudential Insurance Company of America
       9.55 %; interest and principal
       due March 31, 1994 and 1995....................              2,766,106                   2,766,106             2,766,106

     Rabobank of the Netherlands
       5.6%...........................................             10,001,556                  10,001,556            10,001,556


         *Identified as a party-in-interest to the Plan.

                                                                                                                         Schedule I

                                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 DECEMBER 31, 1994


                                                             (c) Description of
                                                             investment, including
                                                             maturity date, rate of
        (b) Identity of issue, borrowing lessor or           interest, collateral
(a)             similar party                                par or maturity value             (d) Cost           (e) Current Value
- ---             -------------                                -----------------------           --------           -----------------
     Union Bank of Switzerland
       4.945%; interest and principal due
       November 15, 1996 and January 15, 1998........           10,000,000                     10,000,000            10,000,000

     Total Guaranteed Investment
       Contracts.....................................                                          79,548,307            79,548,307
                                                                                              -----------           -----------

     Cash and Cash Equivalents.......................                                           3,876,637             3,876,637
                                                                                              -----------           -----------

   Total Income Fund.................................                                         128,076,544           128,076,544

Balanced Fund
*  Chemical Bank Short-Term
     Investment Fund.................................                1,527                          1,527                 1,527
*  J.P. Morgan Investment Management Inc.
     Liquidity Fund..................................                  786                        786,000               786,000
     Managed Bond Fund...............................               68,103                      8,355,925             7,966,212
     Research Enhanced Index Fund....................               63,348                      8,681,404             8,820,575
                                                                                              -----------           -----------
       Total Balanced Fund...........................                                          17,824,856            17,574,314
                                                                                              -----------           -----------

Clearing Fund
*  Chemical Bank Short-Term
     Investment Fund.................................              724,346                        724,346               724,346

Member loans receivable                                                                        13,074,397            13,074,397
                                                                                              -----------           -----------

            TOTAL INVESTMENTS........................                                        $327,502,199          $349,811,085
                                                                                             ============          ============

    *Identified as a party-in-interest to the Plan.

                                                                                     Schedule II

                              PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                          YEAR ENDED DECEMBER 31, 1994


                                                         (b) Description of
                                                             investment, including
                                                             maturity date, rate of
        (a) Identity of issue, borrowing lessor or           interest, collateral            (c) Cost of        (d) Proceeds of
              Similar Party                                  par or maturity value             acquisitions         Dispositions
              -------------                                -----------------------           --------------     ----------------
EMPLOYER FUND
- -------------

Viacom Inc. Stock Fund
Chemical Bank Short-Term
    Investment Fund ...................................          135,900,129                  $  135,900,129        $  135,900,129

State Street Bank
   Short-term Investment Fund .........................           82,393,406                      82,393,406            82,393,406

Paramount Communications Inc. Common Stock ............              454,525                      20,222,191            45,586,024

Viacom Inc. Warrants to purchase Class B
   Common Stock .......................................              377,523                         415,718               546,162

Viacom Inc. Warrant expire 7/6/99 .....................              226,512                         744,453               855,651

Viacom Inc. 8% Subordinated Exchangeable
   Debentures due 7/7/2006 ............................               57,000                          35,675                30,631

Viacom Inc. Class B Common Stock ......................                3,071                          15,240                30,631

EMPLOYEE FUND
- -------------

Viacom Inc. Stock Fund
Chemical Bank Short-Term
    Investment Fund ...................................           30,209,965                      30,209,965            30,209,965

State Street Bank
   Short-term Investment Fund .........................           20,623,995                      20,623,995            20,623,995

State Street Bank Warrants ............................               96,847                          96,847                96,847

Paramount Communications Inc. Common Stock ............               28,106                       1,457,379             1,332,805

Viacom Inc. Warrants to purchase
   Class B Common Stock ...............................                4,250                           6,375                 9,079

Viacom Inc. Warrants expire 7/6/99 ....................                2,550                           9,401                 9,486

Viacom Inc. 8% Subordinated Exchangeable
   Debentures due 7/7/2006 ............................              148,750                          89,304               126,285

Viacom Inc. Class B Common Stock ......................                7,910                         247,187               305,063

                                                           S-18

                                                                                      Schedule II

                               PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                           YEAR ENDED DECEMBER 31, 1994

                                                              (b) Description of
                                                                  investment, including
                                                                  maturity date, rate
            (a) Identity of issue, borrowing lessor or            of interest, collateral       (c) Cost of       (d) Proceeds of
                        similar party                             par or maturity value         acquisitions          Dispositions
                        -------------                             ---------------------         ------------      ----------------

Equity Fund:
 Bankers Trust Pyramid Discretionary Cash Fund ............        14,567,696                   14,567,696           14,567,696

 Chrysler Corp ............................................               300                        7,889               14,278
 General Motors Corp ......................................               900                       37,096               38,672
 Citicorp .................................................               400                        8,459               16,525
 Coca Cola Co .............................................             1,300                       45,147               62,259
 Pepsico Inc ..............................................               600                       20,117               20,644
 Georgia Pac Corp .........................................               100                        5,380                6,972
 Dow Chem Co ..............................................               100                        5,754                7,209
 Bristol Myers Squibb Co ..................................               200                       13,550               11,619
 Lilly Eli & Co ...........................................               200                       14,042               12,244
 Merck & Co Inc ...........................................               800                       30,864               27,275
 Pfizer Inc ...............................................               400                       24,285               28,962
 Schering Plough Corp .....................................               200                       11,833               14,869
 Syntex Corp ..............................................               500                       14,916               12,000
 General Electric Co ......................................               500                       19,744               23,234
 Hewlett Packard Co .......................................               300                       18,653               28,478
 Intel Corp ...............................................               800                       30,619               49,644
 Litton Inds Inc ..........................................               600                       15,408               19,394
 Motorola Inc .............................................               300                        8,520               17,015
 Texas Instruments Inc ....................................               200                        9,176               15,443
 American Express Co ......................................               100                        2,548                3,109
 Federal National Mortgage Assn............................               100                        6,180                7,272
 Borden Inc ...............................................             3,000                       76,589               39,254
 McDonalds Corp ...........................................               800                       16,760               22,200
 Travelers Inc ............................................               321                        8,416               12,213
 Walt Disney Co ...........................................               400                       13,986               17,537
 Amgen Inc ................................................               200                       11,379               11,375
 Columbia/HCA Healthcare Corp .............................               100                        3,556                3,747
 Johnson & Johnson ........................................               700                       31,638               36,415
 Apple Computer ...........................................               400                       17,228               15,122
 Cisco Systems Inc.........................................               900                       29,850               26,638
 Compaq Computer Corp .....................................               600                       12,031               21,656
 Digital Equip Corp .......................................               100                        4,949                3,497
 Lotus Development Corp....................................               200                        6,677                8,300
 Microsoft Corp ...........................................               400                       21,808               24,700
 Micron Technology Inc ....................................               400                       14,487               16,787
 Novell Inc ...............................................               900                       20,550               17,888
 Sun Microsystems .........................................               400                       12,813               13,350
 Mobil Corp ...............................................               400                       27,116               33,762

                                                                             S-19

                                                                                                  Schedule II

                                PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                            YEAR ENDED DECEMBER 31, 1994


                                                            (b) Description of
                                                                investment, including
                                                                maturity date, rate
          (a) Identity of issue, borrowing lessor or            of interest, collateral      (c) Cost of        (d) Proceeds of
                       similar party                            par or maturity value        acquisitions           Dispositions
                       -------------                            ---------------------        ------------           ------------
Equity Fund: (continued)
International Paper Co .......................................         200                      12,667                 14,094
Eastman Kodak Co .............................................         500                      19,124                 22,097
Gap Stores Inc ...............................................         400                      13,530                 14,438
Home Depot Inc ...............................................         500                      16,809                 22,122
Nordstrom Inc ................................................         200                       6,635                  9,400
Sears Roebuck & Co ...........................................         100                       3,197                  4,684
Wal Mart Stores Inc ..........................................         900                      20,774                 21,235
Procter & Gamble Co ..........................................         300                      14,205                 18,928
CBS Inc ......................................................          12                       2,247                  3,900
Tele Communications Inc ......................................         500                       9,850                 11,875
Viacom Inc ...................................................       2,485                      62,526                 65,295
AT&T Corp ....................................................         100                       4,599                  4,897
Bellsouth Corp ...............................................         400                      21,256                 20,887
GTE Corp .....................................................         400                      13,319                 13,288
MCI Communications Corp ......................................         300                       6,005                  6,472
Sprint Corp ..................................................         400                      12,461                 11,938
American Barrick Resources Corp...............................         200                       5,284                  4,269

Balanced Fund:
Chemical Banking Corporation Temporary
  Investment Fund ............................................   5,219,428                   5,219,428              5,219,428

J.P. Morgan Investment Management Inc.
  Liquidity Fund .............................................   1,206,095                   7,295,000              7,295,000
  Managed Bond Fund ..........................................         855                     105,226                101,003
  Researched Enhanced Index Fund .............................       3,916                     526,930                545,295




                                                                                                                      Schedule III

              PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1994

                                            Description of Asset
                                          (Including Interest Rate
                                               and Maturity in                                    Purchase          Selling
Identify of Party Involved                     cost of loan)               Transactions            Price            Price
- --------------------------                     ------------                ------------           --------          -------
Single Transaction:
- ------------------

Paramount Communications Inc.         Sale of 586,069 shares of
                                             common stock                         1                               $62,709,383
Chemical Bank Short-Term
  Investment Fund                     Purchase of participation                   1           $62,709,383
                                      Sale of participation                       1                               $62,709,383
State Street Bank
  Short-Term Investment Fund          Purchase of participation                   1           $62,709,383

Transfer of assets from Paramount
  Communications Inc. Employee
  Stock Ownership Plan                                                            1

Series Transactions:
- --------------------
Paramount Communications Inc.         Sale of 670,312 shares of
                                                common stock                     16                               $66,803,742
Chemical Bank Short-Term
  Investment Fund                     Purchase of participation                  289         $152,442,537
                                      Sale of participation                      164                             $151,437,022
State Street Bank
  Short-Term Investment Fund          Purchase of participation                  21           $65,489,139
                                      Sale of participation                      63                               $62,243,213
Bankers Trust Pyramid Discretionary
  Cash Fund                           Purchase of participation                  31           $16,097,082
                                      Sale of participation                       7                               $14,567,696
Viacom Inc. Class B Common
  Stock                               Purchase of 1,528,044 shares               69           $52,600,392


                                            Description of Asset                             Current Value
                                          (Including Interest Rate                           of Asset on
                                               and Maturity in              Cost of          Transaction      Net Gain
Identify of Party Involved                     cost of loan)                 Asset              Date          or (Loss)
- --------------------------                     ------------                 -------         --------------    ---------
Single Transaction:
- ------------------

Paramount Communications Inc.         Sale of 586,069 shares of
                                             common stock                   $43,228,440      $62,709,383      $19,480,943
Chemical Bank Short-Term
  Investment Fund                     Purchase of participation
                                      Sale of participation                 $62,709,383      $62,709,383
State Street Bank
  Short-Term Investment Fund          Purchase of participation

Transfer of assets from Paramount
  Communications Inc. Employee
  Stock Ownership Plan                                                                       $59,260,123

Series Transactions:
- --------------------
Paramount Communications Inc.         Sale of 670,312 shares of
                                                common stock                $46,549,434      $66,803,742      $20,254,308
Chemical Bank Short-Term
  Investment Fund                     Purchase of participation
                                      Sale of participation                $151,437,022     $151,437,022
State Street Bank
  Short-Term Investment Fund          Purchase of participation
                                      Sale of participation                 $62,243,213      $62,243,213
Bankers Trust Pyramid Discretionary
  Cash Fund                           Purchase of participation
                                      Sale of participation                 $14,567,696      $14,567,696
Viacom Inc. Class B Common
  Stock                               Purchase of 1,528,044 shares


                                                                       Exhibit I




                       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-3 (Nos. 33-53485 and 33-55785) and Form S-8 (Nos. 33-41934, 33-56088, 33-59049, 33-59141,
33-55173 and 33-55709) of Viacom Inc. of our report dated June 28, 1995, relating to the financial statements and schedules of the Paramount Communications Inc. Employees' Savings Plan, appearing on page F-2 of this Form 11-K.



Price Waterhouse LLP


New York, New York
June 28, 1995

                                                                       Exhibit I




                         Consent of Independent Auditors


We consent to the incorporation by reference in Registration Statements
Form S-3 (Nos. 33-53485 and 33-55785) and Form S-8 (Nos. 33-41934, 33-55173,
33-55709, 33-56088, 33-59049 and 33-59141) of Viacom Inc. of our report dated June 17, 1994, except for Note A the second paragraph of the Loan Provision section, as to which the date is June 28, 1995, with respect to the 1993 financial statements of the Paramount Communications Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



New York, New York                                             Ernst & Young LLP
June 28, 1995